UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015.

Commission File Number: 1-14542

ASIA PACIFIC WIRE & CABLE
CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

7/Fl. B, No. 132
Min-Sheng East Road, Sec. 3
Taipei, 105, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto as Exhibit 99.1, please find a press release issued by the Registrant on December 31, 2014 reporting its unaudited consolidated financial results for the nine months ended September 30, 2014.

Exhibit 99.1	Press Release, dated December 31, 2014, reporting unaudited consolidated financial results for the nine months ended September 30, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Date: April 21, 2015	By: /s/ IVAN HSIA Name: Ivan Hsia Title: Chief Financial Officer